Exhibit 99.1

News Release

For Immediate Release

Stantec announces first quarter 2010 results

EDMONTON, AB (May 13, 2010) TSX:STN; NYSE:STN

Stantec’s first quarter results indicate that the firm is continuing to achieve solid performance in a challenging global economy. In the quarter, the Company generated C$371.6 million in gross revenue and C$296.8 million in net revenue. Although revenues are down compared to the first quarter of 2009, first quarter 2010 revenues are up from the fourth quarter of 2009, and after nearly a year of declines in staff levels, the first quarter of 2010 saw an increase in hiring with a net gain of approximately 100 employees.

“We are beginning the year where we left off at the end of 2009, when we started to see the market stabilizing across North America,” says Bob Gomes, Stantec president and CEO. “We made an enormous effort last year to continue to manage our business effectively through a tough economy, and that put us in a good position for the first quarter to capitalize on the opportunities presented, which meant winning a number of projects in key sectors and being able to put people back to work full time and hire additional staff in some areas.”

Some of the projects won in the quarter include a three-year assignment to provide complete engineering, procurement, and construction management services for the development of a new pump station and receiving station for transporting oil product from Fort Saskatchewan to the Kearl Oil Sands project in northern Alberta for Inter Pipeline Fund. In Saskatchewan, the firm was awarded a contract to provide engineering design and related services for developing the shaft and hoisting systems for BHP Billiton’s Jansen potash mine project. In the Buildings practice area, Stantec secured a five-year multiple award task order contract to provide full architecture and buildings engineering services for various projects with the Los Angeles District of the U.S. Army Corps of Engineers. The task orders will include design-build projects, multidisciplinary maintenance and repair projects, and construction projects. In the Environment practice area, Stantec continues to see a growing need for combined sewer overflow reduction. For example, in Tacoma, Washington, the firm was chosen to provide support services for the municipal flow-monitoring project. Work will initially focus on incorporating the City’s existing flow-monitoring network into program management and analysis software, providing technical support and training, and assisting with flow-monitoring site selection.

“I would like to thank our employees for their dedication over the past year, which marks my first as president and CEO of Stantec,” adds Gomes. “Their hard work has helped us to successfully navigate a very tough market, and we are now on track to pursue our goal of becoming and remaining a top 10 global design firm.”

Summary of activity in the quarter

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During the quarter the Company reorganized its corporate structure, which increased its income tax expense by $6.2 million, resulting in an effective tax rate of 51.1%. This reorganization was part of a long-term strategy to make our corporate tax structure more efficient. Excluding this one-time impact, net income for the first quarter would have been C$19.9 million compared to C$20.7 million for the first quarter of 2009, and diluted earnings per share would have been C$0.43 compared to C$0.45 for the same period last year.

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Gross revenue for the quarter was C$371.6 million, and net revenue was C$296.8 million. After the one-time income tax impact, reported net income was C$13.7 million, and diluted earnings per share were C$0.30.

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After the first quarter, Stantec filed a final short-form base shelf prospectus with applicable securities regulators in each of the provinces of Canada and filed a shelf registration statement in the United States on Form F-10. Pursuant to the prospectus, Stantec may issue up to $300 million in common shares from time to time during the 25 month period the prospectus is valid by way of one or more prospectus supplements.

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During the quarter, Stantec acquired the assets of Project Control Group Inc., a 10-person firm that specializes in project implementation strategy, planning, and controls for complex projects. After the first quarter, Stantec acquired environmental management firm TetrES Consultants Inc. (TetrES), a 25-person firm in Winnipeg,

Manitoba. TetrES specializes in infrastructure and master planning, environmental assessment, and management of strategic regulatory defense and expert testimony for the energy, government, mining, food-processing and petrochemical sectors.

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Complete Financial Statements, Notes to the Financial Statements, and Management’s Discussion and Analysis will be filed on Sedar (www.sedar.com) on May 13, 2010. In addition, these documents will be filed on Edgar (www.sec.gov) on the same date. Alternatively, the documents are available to download from the Investors section of www.stantec.com, or you may contact Stantec for copies free of charge.

Stantec’s Annual General Meeting of Shareholders is being held today (May 13, 2010) at 11:00 AM MDT (1:00 PM EDT) at The Sutton Place Hotel in Edmonton, Alberta, 10235 – 101 Street. The first quarter conference call, being held today at 2:00 PM MST (4:00 PM EST), will be broadcast live and archived in the Investors section at www.stantec.com. Financial analysts who wish to participate in the earnings conference call are invited to call
866-321-8231 and provide the confirmation code 3714517 to the first available operator.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 9,400 employees operating out of more than 130 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions.

Media Contact Jay Averill Stantec Media Relations Tel : (780) 917-7441 jay.averill@stantec.com	Investor Contact Simon Stelfox Stantec Investor Relations Tel: (604) 696-8338 simon.stelfox@stantec.com
One Team. Infinite Solutions.

-Income statement and balance sheet attached-

Consolidated Balance Sheets

(Unaudited)

	March 31	December 31
	2010	2009
(In thousands of Canadian dollars)	$	$
ASSETS
Current
Cash and cash equivalents	16,907	14,690
Accounts receivable, net of allowance for doubtful accounts of $8,673 ($9,395 – 2009)	253,028	253,205
Costs and estimated earnings in excess of billings	96,775	95,794
Income taxes recoverable	18,433	12,144
Prepaid expenses	9,623	11,352
Future income tax assets	14,935	15,518
Other assets	2,680	6,550

Total current assets	412,381	409,253
Property and equipment	104,322	108,256
Goodwill	457,657	468,814
Intangible assets	67,892	64,155
Future income tax assets	14,547	23,940
Other assets	51,722	49,127

Total assets	1,108,521	1,123,545

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	143,397	167,175
Billings in excess of costs and estimated earnings	41,772	52,007
Current portion of long-term debt	42,799	35,428
Future income tax liabilities	13,783	15,643
Other liabilities	12,298	13,558

Total current liabilities	254,049	283,811
Long-term debt	216,923	198,769
Future income tax liabilities	28,031	29,536
Other liabilities	61,417	63,849

Total liabilities	560,420	575,965

Non-controlling interest in subsidiaries	103	186

Commitments, contingencies, and guarantees

Shareholders' equity
Share capital	222,403	221,983
Contributed surplus	13,148	12,606
Retained earnings	378,270	364,569
Accumulated other comprehensive loss	(65,823)	(51,764)

Total shareholders' equity	547,998	547,394

Total liabilities and shareholders' equity	1,108,521	1,123,545

Consolidated Statements of Income

(Unaudited)

	For the quarter ended March 31

	2010	2009
(In thousands of Canadian dollars, except shares outstanding and per share amounts)	$	$

INCOME
Gross revenue	371,561	404,800
Less subconsultant and other direct expenses	74,781	61,510

Net revenue	296,780	343,290
Direct payroll costs	131,934	149,844

Gross margin	164,846	193,446
Administrative and marketing expenses	125,129	148,062
Depreciation of property and equipment	5,480	6,315
Amortization of intangible assets	4,942	6,176
Net interest expense	1,680	3,430
Share of income from associated companies	(578)	(274)
Foreign exchange losses	286	568
Other income	(91)	(346)

Income before income taxes	27,998	29,515

Income taxes
Current	8,167	11,872
Future	6,130	(3,018)

Total income taxes	14,297	8,854

Net income for the period	13,701	20,661

Weighted average number of shares outstanding – basic	45,731,255	45,457,908

Weighted average number of shares outstanding – diluted	46,075,812	45,878,606

Shares outstanding, end of the period	45,733,820	45,466,457

Earnings per share
Basic	0.30	0.45

Diluted	0.30	0.45